UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                               TRANSWORLD BANCORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  894069103000
                                 (CUSIP Number)

         J. Bucci, Fenimore Asset Management, 118 N. Grand St., Box 310
                       Cobleskill, NY 12043 (518) 234-4393
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 20, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 894069103000                                           PAGE 2 OF 3

1.NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          FENIMORE ASSET MANAGEMENT, INC.
          14-1564237

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                            (b)
3.SEC USE ONLY

4.SOURCE OF FUNDS

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
        INCORPORATED IN NEW YORK STATE

NUMBER OF               7.  SOLE VOTING POWER                          -
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER                        0
OWNED BY
EACH                    9.  SOLE DISPOSITIVE POWER                     -
REPORTING PERSON
WITH                   10. SHARED DISPOSITIVE POWER                    -

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


14.  TYPE OF REPORTING PERSON*
      INVESTMENT ADVISOR

                                       SCHEDULE 13D

CUSIP NO. 894069103000                                           PAGE 3 OF 3







 May 22, 1997                      Signature By:  /s/ Joseph A. Bucci
                                   Joseph A. Bucci,
                                   Compliance Officer